June 14, 2019

Paul Moody
Chief Executive Officer
Fast Lane Holdings, Inc.
780 Reservoir Avenue, #123
Cranston, RI 02910

       Re: Fast Lane Holdings, Inc.
           Amendment No. 5 to Registration Statement on Form 10-12G Filed June 3, 2019
           File No. 000-56019

Dear Mr. Moody:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 30, 2019 letter.

Amendment No. 5 to Form 10-12G filed June 3, 2019

Business Development, page 3

1. Please disclose the substance of the last sentence of your response to prior comment 3.
      Also, clarify why the transactions were structured so that Fast Lane acquired Giant
      Motorsports Delaware if Giant Motorsports Delaware could cause shareholder confusion about Fast Lane's identity and corporate objectives and therefore was separated on the day of acquisition. From your revised disclosure, it should be clear what you intended to achieve by structuring the transactions as you did, rather than establishing Fast Lane as a company that never acquired Giant Motorsports Delaware.
 Paul Moody
FirstNameHoldings, Inc. Moody
Fast Lane LastNamePaul
Comapany NameFast Lane Holdings, Inc.
June 14, 2019
Page 2
June 14, 2019 Page 2
FirstName LastName
Management's Discussion and Analysis of Financial Condition and Results of Operations, page 6

2. We note (1) Fast Lane's response to prior comment 1 and (2) that Fast Lane stock appears have traded since it was issued. It is unclear from the Form 10 how Fast Lane could have
         "no role whatsoever" in the trading as indicated in the response if it issued the traded securities without registration in a manner that facilitated unrestricted re-sale. If Fast
         Lane's role in the 2018 transactions and any distribution of its securities presents any risk of potential claims creating uncertainty regarding Fast Lane's liquidity that should be addressed in the Form 10 given Regulation S-K Item 303, please revise the disclosure as appropriate.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Michael Fay at (202) 551-3812 or Brian Cascio, Accounting Branch
Chief, at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Tim Buchmiller at (202) 551-3635 or Russell Mancuso,
Legal Branch Chief, at (202) 551-3617 with any other questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of
Electronics and Machinery